ULTRAPETROL
(Bahamas) Limited

Fourth Quarter & FY 2011

Earnings Call Presentation

March 16, 2012

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2011
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol FY 2011 Adjusted EBITDA vs. FY 2010

($000's)	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change
Revenues	$304,482	$230,445	32%	$96,151	$56,999	69%
Adjusted EBITDA [(1) (2)]	$54,028	$61,293	-12%	$16,140	$10,004	61%
Net (loss) as reported	($18,805)	($5,371)	250%	($6,454)	($6,878)	-6%
EPS as reported (In $ per share)	($0.64)	($0.18)	253%	($0.22)	($0.23)	-4%
Adjustments to Net Income as reported						
Income tax on Exchange Variance (loss) benefit [(3)]	(3,615)	1,081		(503)	399	
Income tax litigation one time event	-	1,294		-	-	
Adjusted net (loss)	($22,420)	($2,996)	648%	($6,957)	($6,479)	7%
Adjusted EPS (In $ per share)	($0.76)	($0.10)	660%	($0.24)	($0.22)	9%

- Our River Business Adjusted EBITDA increased by $5.3 million to $31.4 million
- Our Offshore Supply Business Adjusted EBITDA increased by $2.5 million to $19.9 million
- Our Ocean Business Adjusted EBITDA decreased by $13.4 million to $5.0 million in FY 2011 as a result of the sale of our Capesize vessels in 2010 together with their associated FFAs

(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol 4Q 2011 Adjusted EBITDA vs. 4Q 2010

Adjusted EBITDA per segment	4Q 11	4Q 10	Difference	% Change
River Business	10,552	3,874	6,678	172%
Offshore Supply Business	5,990	4,497	1,493	33%
Ocean Business	168	208	(40)	-19%
Total Segment Adjusted EBITDA	**$16,710**	**$8,579**	**$8,131**	**95%**
Items not included in Segment Adjusted EBITDA				
Financial income	24	107	(83)	-78%
Other financial expenses	(594)	1,318	(1,912)	
Adjusted Consolidated EBITDA	**$16,140**	**$10,004**	**$6,136**	**61%**

- **Our River Business Adjusted EBITDA for 4Q 2011 grew by $6.7 million or 172% to $10.6 million driven by the increase freight rates, the net inflow associated to the sale of 14 newbuilt jumbo dry barges from our shipyard and a positive arbitration settlement of $5.3 million for underperformance in an iron ore contract received in the 4Q 2011**

- **Our Offshore Supply Business Adjusted EBITDA increased 33% to $6.0 million from $4.5 million in 4Q 2010 mostly as a result of the full 4Q 2011 operation of our *UP Turquoise* and *UP Jasper* which entered into service on March 12, 2011, and on September 29, 2011, respectively**

- **Our Ocean Business Adjusted EBITDA decreased $1.2 million to $(1.0) million in 4Q 2011 as a result of the closing out of our FFA positions related to the ownership of Capesize vessels during 2010 coupled with general increases in costs in local currency affecting our local tankers and container ships**

ULTRAPETROL


River
Offshore Supply
Ocean

River Business FY 2011 & 4Q 2011 vs. same period of 2010

FINANCIAL HIGHLIGHTS RIVER ($000's)	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change
Net Tons Transported	4,520,698	3,949,473	14%	1,037,848	1,001,473	4%
Revenues	$174,594	$120,024	45%	$61,076	$30,125	103%
Voyage and Manufacturing Expenses	(87,021)	(46,661)	86%	($34,343)	($13,165)	161%
Gross Margin	87,573	73,363	19%	26,733	16,960	58%
Running Costs	(45,698)	(34,041)	34%	(14,721)	(9,572)	54%
Administrative and commercial expenses	(13,423)	(11,863)	13%	(4,130)	(3,315)	25%
Other operating income	4,825	33		3,202	132	
Investment in Affiliates	(1,042)	(322)	224%	(357)	(102)	250%
Other net	(791)	(991)	-20%	(175)	(229)	-24%
Segment Adjusted EBITDA	$31,444	$26,179	20%	$10,552	$3,874	172%

- Revenues in our River Business increased 103% q-o-q mainly as a result of the significant increase in the average freight rate obtained in 4Q 2011 as opposed to 4Q 2010 as well as shipyard sales. For the full year of 2011 revenues increased 45% compared with 2010 which was influenced in addition by the 14% increase in net tons transported and by the sale of a total of twenty newbuilt jumbo dry barges to third parties throughout the year
- Increase in Voyage Expenses includes in 2011 the manufacturing cost of 20 barges sold to third parties and the balance of the increment is mainly attributable to increases related to higher fuel costs, together with higher port expenses consistent with larger volumes carried but also to inflationary pressures not reflected in devaluations of the local currencies against the U.S. dollar
- Running costs increased $11.5 million or 54% mostly as a result of increases in crew costs and increases in pushboat and barge costs attributable primarily to inflation in local currencies not reflected in an equivalent variation of the rate of exchange against the U.S. dollar which significantly affected our cost structure
- Other operating income for FY 2011 and 4Q 2011 includes a favorable settlement of an iron ore transportation agreement arbitration

FY 2011 vs. FY 2010 – Breakdown per Net Ton Transported

(In $ / Ton)	FY 2011	FY 2010	Difference
Net Fuel Expense per Metric Ton	(7.28)	(7.95)	-0.66 or -8.3%
Voyage Expenses other than fuel	(5.72)	(3.90)	1.82 or 46.6%
Increase in Running Cost	(10.11)	(8.62)	1.49 or 17.3%
Total OPEX excluding Fuel	(15.83)	(12.52)	3.31 or 26.4%

- Net fuel expense per metric ton decreased 8.3% for FY 2011 as compared to FY 2010 which is consistent with a more efficient fuel consumption as a result of our investments
- Voyage Expenses other than fuel (and net of Manufacturing Expenses associated to barge building) increased $1.82 per ton when comparing FY 2011 vs FY 2010 while running costs increased $1.49 per ton for that same period
- Total Operating Expenses (defined as the sum of Voyage Expenses other that fuel and Running Costs) increased $3.31, or 26.4%, year on year which is mostly the result of the inflation in local currencies with stagnant rates of exchange or revaluating rates of exchange against the U.S. dollar

Paraguayan soybean production & iron ore



Paraguayan Seeded Area & Production (1)
Seeded Area
Production
10-year Production CAGR: 3%
Million Hectares & Tons
9
8
7
6
5
4
3
2
1
0
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
7.4
2.9
8.4
2.6
5.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012 (P)



Hidrovia Regional Iron Ore Production (2)
10-year CAGR: 21%
Production (In Million Tons)
8
7
6
5
4
3
2
1
0
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6
7.2
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (E)

- USDA Foreign Agricultural Services announced their revised estimate of 5.0 million tons of soybean production for Paraguay in 2012 mainly as a result of the recent drought which affected the crop during the flowering season. Other private estimates for 2012 indicate between 4 and 5 million tons, ie: a drop of approximately 50% from 2011. It is still early to make an accurate prediction of the exact size of the crop and the consequences on the volume to be carried in 2012
- Nevertheless, the Company has taken steps to reduce the impact on volumes to be transported for 2012 with additional volumes of iron ore which have been contracted during the first quarter of the year
- Given the significantly longer distance involved in the carriage of every additional ton of iron ore compared to the equivalent ton of soya bean the volume to be carried will be constrained by pushboat availability and fuel efficiency will be of paramount importance

(1) Source: USDA Foreign Agricultural Service – Updated March12, 2012
(2) Industry Sources

Relevant Commodity Prices



Monthly Soybean Prices - Feb 09 - Feb12
(In $ per metric ton) (3)
333.66
374.47
445.15
408.96
349.05
379.3
344.66
348.51
427.18
483.76
512.05
501.43
461.56
420.05
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10
Nov-10
Feb-11
May-11
Aug-11
Nov-11
Feb-12



Monthly Iron Ore Prices - Feb 09 - Feb 12
(In $ per Dry Metric Ton) (3)
75.59
62.69
97.67
127.62
172.47
143.63
148.48
179.63
177.1
177.45
140.35
135.54
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10
Nov-10
Feb-11
May-11
Aug-11
Nov-11
Feb-12

(1) Source: Index Mundi and International Monetary Fund

ULTRAPETROL


River
Offshore Supply
Ocean

Offshore Supply Business FY 2011 & 4Q 2011 vs. same periods of 2010

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change
Revenues	**64,606**	**54,283**	**19%**	**17,972**	**14,898**	**21%**
Voyage Expenses	(4,083)	(3,493)	17%	(1,370)	(729)	88%
Running Costs	(34,769)	(26,144)	33%	(9,029)	(7,783)	16%
Administrative and commercial expenses	(8,709)	(7,655)	14%	(3,073)	(1,949)	58%
Other operating income	3,390	798	325%	1,581	188	741%
Net (loss) attributable to non-controlling interest in subsidiaries	(570)	(451)	26%	(90)	(123)	-27%
Other net	3	(2)		-	(5)	
Net (loss) gain on derivatives	(16)	-		(1)	-	
Segment Adjusted EBITDA	**$19,852**	**$17,336**	**15%**	**$5,990**	**$4,497**	**33%**

- **Our revenues increased 21% in 4Q 2011 relative to the same period of 2010 mainly due to the full quarter operation of our *UP Turquoise* which entered into service with Petrobras on March 12, 2011, and by the full fourth quarter operation of our *UP Jasper*, which commenced operations with Nexen Petroleum UK Limited on September 29, 2011, in the North Sea**

- **Voyage Expenses increased as a result of the entry into operation of our *UP Turquoise* and *UP Jasper***

- **Running Costs for FY 2011 increased 33% as compared to the same period of 2010 mostly on account of the entry into operation of our *UP Turquoise* and *UP Jasper*, and on account of the revaluation of the Brazilian real against the U.S. dollar coupled with general inflationary increases in costs**

Brazilian Market

- Brazilian offshore market is growing at an unprecedented pace driven by Petrobras' investment plans in the region
- Petrobras expects to double proven reserves until 2020 [1]
- "Pre-salt participation in national production of oil will grow from 2% estimated for 2011 to 40.5% in 2020" [1]
- Brazilian market currently has 22 Floating Production, Storage and Offloading (FPSOs) in operation – 28 more are being planned [2]

North Sea Market

- Rates in this market are likely to level-out with the Brazilian market rates in the long run
- Growth is mainly driven by new fields and the redevelopment of existing fields [2]

(1) Petrobras Business Plan 2011-2015
(2) Industry sources

Petrobras' CAPEX Program

- 2011-2015 Business Plan suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020
- Number of drilling rigs above 2,000 meters operating today is approximately 30 which compares to the 15 rigs announced by Petrobras in the 2011-2015 CAPEX program
- Demand brought forth by Petrobras coupled with limited orderbook should have a positive impact on rates

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 [1]	65 [2]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

Drilling Rigs Under Contract

Water Depth	2006	2008	2010	2011	2012	2013
Up to 1,000 meters	6	11	11			
1,000 to 2,000 meters	19	19	21	+2	+1	+1
Over 2,000 meters	2	3	15	+10	+13	+1

Source: Barclays 2011 CEO Energy – Power Conference – September, 2011

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization [1]
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe ➔ This couples with the 5 Bn boe acquired in the Transfer of Rights [2]
- First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May 2011, confirming the high potential of Brazil's pre-salt reservoirs [3]

(1) PFC Energy
(2) Source: Petrobras Press Release dated April 29, 2011
(3) Source: Petrobras Press Release dated July 7, 2011

Current Fleet List and Upcoming charter renewals

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Oct-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	Mar-13
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
Subtotal	**26,250**	**7,080 m^2**				

Three charter renewals are due in 2012 - expected to be re-negotiated at higher daily rates


UP JADE

- **Four vessels under construction in India**
- **First vessel, *UP Jade*, now scheduled for delivery in May 2012 has already been fixed in a 4-year time charter with Petrobras at $33,000 per day**
- **The three charters due for renewal in 2012 currently have an average rate of $28,000 per day**
- **At current rates for Brazilian flag vessels these three ships have the potential to generate between $5.0 and $8.0 million of additional earnings per year**

ULTRAPETROL


River
Offshore Supply
Ocean

Ocean Business FY 2011 & 4Q 2011 vs. same periods of 2010

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change
Revenues	$65,282	$56,138	16%	$17,103	$11,976	43%
Voyage Expenses	(21,148)	(11,429)	85%	(6,148)	(3,149)	95%
Running Costs	(31,888)	(29,154)	9%	(9,361)	(7,265)	29%
Administrative and commercial expenses	(7,472)	(7,533)	-1%	(1,414)	(1,595)	-11%
Other operating income (expenses)	42	(214)		(43)	-	
Net gains on derivatives	-	10,474		-	204	
Investment in Affiliates	(31)	(19)	63%	12	2	500%
Other net	167	118	42%	19	35	-46%
Segment Adjusted EBITDA	**$4,952**	**$18,381**	**-73%**	**$168**	**$208**	**-19%**

- The most significant difference between FY 2011 and FY 2010 is that in 2010 we still operated Capesize vessels, whose earnings were secured at high levels with FFA contracts
- During 2010, we sold all of our remaining Capesize vessels and subsequently closed out all outstanding FFAs
- Our 2011 Ocean Business results come solely from existing tankers and our new feeder container service which grew from one to two vessels in February 2011
- Increase in revenues of 43% when comparing 4Q 2011 vs 4Q 2010 mainly due to the full quarter operation of our *M.V. Argentino* and to the contractual hire adjustments of the charter rates of our Product Tankers to reflect higher running costs
- Increase in Voyage Expenses for both periods is mainly driven by the operation of our container feeder vessels *M.V. Asturiano* and *M.V. Argentino* (typically the container trade will generate higher revenues but also higher expenses since freight includes bunker, port and load/discharging expense compared to net daily time charter hire earned by a bulk carrier or a tanker)
- Running Costs increased mostly as a result of the operation of our *M.V. Argentino* and *M.V. Asturiano* and increases in general expenses of our Product Tankers affected by a high inflation and a stagnant rate of exchange in Argentina

Feeder Container Trade Evolution


Montevideo
Mar del Plata
Puerto Madryn
Ushuaia

Feeder Container Vessels – MV Asturiano & MV Argentino

- Port calls in every region diminish as long distance containership sizes increase
- Reliance on effective feeder services to distribute cargo locally
- We currently operate a fleet of two container vessels operating in a flag-restricted trade in South America
- Vessels are currently calling Ushuaia, Puerto Madryn, Buenos Aires, Bahía Blanca and Montevideo ➔ Primary route
- Southbound container transportation is currently at almost 100% occupancy rates ➔ Northbound leg still has available transport capacity

Feeder Container Line Monthly Loadings (1)


TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
Entry into operation of 2nd vessel
May-10 505
Jun-10 1,271
Jul-10 1,142
Aug-10 2,203
Sep-10 1,298
Oct-10 2,006
Nov-10 1,987
Dec-10 1,669
Jan-11 2,689
Feb-11 4,851
Mar-11 3,946
Apr-11 4,333
May-11 4,635
Jun-11 5,030
Jul-11 4,203
Aug-11 4,157
Sep-11 4,644
Oct-11 4,594
Nov-11 4,860
Dec-11 3,895

(1) TEUs assigned to the month when the commencement of operation took place

ULTRAPETROL

Year-on-Year Ultrapetrol's Income Statement

($000's)	Year ended December 31, 2011	Year ended December 31, 2010	% Change	4Q 11	4Q 10	% Change
Revenues						
Attributable to River Business	$174,594	$120,024	45%	$61,076	$30,125	103%
Attributable to Offshore Supply Business	64,606	54,283	19%	17,972	14,898	21%
Attributable to Ocean Business	65,282	56,138	16%	17,103	11,976	43%
Total revenues	**304,482**	**230,445**	**32%**	**96,151**	**56,999**	**69%**
Voyage expenses						
Attributable to River Business	(87,021)	(46,661)	86%	(34,343)	(13,165)	161%
Attributable to Offshore Supply Business	(4,083)	(3,493)	17%	(1,370)	(729)	88%
Attributable to Ocean Business	(21,148)	(11,429)	85%	(6,148)	(3,149)	95%
Total voyage expenses	**(112,252)**	**(61,583)**	**82%**	**(41,861)**	**(17,043)**	**146%**
Running costs						
Attributable to River Business	(45,698)	(34,041)	34%	(14,721)	(9,572)	54%
Attributable to Offshore Supply Business	(34,769)	(26,144)	33%	(9,029)	(7,783)	16%
Attributable to Ocean Business	(31,888)	(29,154)	9%	(9,361)	(7,265)	29%
Total running costs	**(112,355)**	**(89,339)**	**26%**	**(33,111)**	**(24,620)**	**34%**
Amortization of Dry Dock & Intangible Assets	(4,253)	(4,491)	-5%	(1,144)	(1,232)	-7%
Depreciation of Vessels and Equipment	(34,891)	(29,880)	17%	(8,833)	(7,624)	16%
Administrative and commercial expenses	(29,604)	(27,051)	9%	(8,617)	(6,859)	26%
Other operating income	8,257	617	1238%	4,740	320	1381%
Operating profit	**$19,384**	**$18,718**	**4%**	**$7,325**	**($59)**	
Attributable to River Business	13,138	10,244	28%	6,201	(441)	
Attributable to Offshore Supply Business	10,999	10,611	4%	3,495	2,703	29%
Attributable to Ocean Business	(4,753)	(2,137)	122%	(2,371)	(2,321)	2%
Segment Adjusted EBITDA						
Attributable to River Business	31,444	26,179	20%	10,552	3,874	172%
Attributable to Offshore Supply Business	19,852	17,336	15%	5,990	4,497	33%
Attributable to Ocean Business	4,952	18,381	-73%	168	208	-19%
Discontinued Operations	-	(510)		-	-	
Financial Income	332	399	-17%	24	107	-78%
Other financial expense	(2,552)	(492)	419%	(594)	1,318	
Adjusted EBITDA	**$54,028**	**$61,293**	**-12%**	**$16,140**	**$10,004**	**61%**

ULTRAPETROL

Year-on-Year Ultrapetrol's Income Statement

($000's)	FY 2011	FY 2010	4Q 11	4Q 10
Revenues	$304,482	$230,445	$96,151	$56,999
Voyage Expenses	(112,252)	(61,583)	(41,861)	(17,043)
Running Costs	(112,355)	(89,339)	(33,111)	(24,620)
Depreciation and amortization	(39,144)	(34,371)	(9,977)	(8,856)
Administrative and commercial expenses	(29,604)	(27,051)	(8,617)	(6,859)
Other operating income	8,257	617	4,740	320
Operating income (loss)	**19,384**	**18,718**	**7,325**	**(59)**
Financial expense and other Financial expenses	(37,978)	(26,417)	(9,479)	(5,485)
Financial Income	332	399	24	107
Net Gains (Losses) on Derivatives, net	(16)	10,474	(1)	204
Investment in Affiliates	(1,073)	(341)	(345)	(100)
Other, net	(621)	(875)	(156)	(199)
Income Tax Benefit (Expense)	1,737	(6,363)	(3,732)	(1,223)
Net (loss) attributable to non-controlling interest in subsidiaries	(570)	(451)	(90)	(123)
Net (loss) from continuing operations	**(18,805)**	**(4,856)**	**(6,454)**	**(6,878)**
Basic EPS from continuing operation	($0.64)	($0.16)	($0.22)	($0.23)
Net (loss) from discontinued operation	-	(515)	-	-
Basic EPS from discontinued operation	$0.00	($0.02)	$0.00	$0.00
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($18,805)**	**($5,371)**	**($6,454)**	**($6,878)**
EPS (In USD)	($0.64)	($0.18)	($0.22)	($0.23)
Adjusted EBITDA	**$54,028**	**$61,293**	**$16,140**	**$10,004**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(3,615)	1,081	(503)	399
Income tax litigation one time event	-	1,294	-	-
Adjusted net (loss)	**($22,420)**	**($2,996)**	**($6,957)**	**($6,479)**
Adjusted EPS (In $)	**($0.76)**	**($0.10)**	**($0.24)**	**($0.22)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol's Balance Sheet

($000's)	At December 31, 2011	At December 31, 2010	%
ASSETS			
Cash & Cash Equivalents	$34,096	$105,570	-68%
Accounts Receivables	32,205	24,675	31%
Other Current Assets	41,044	32,750	25%
Vessels and Equipment, Net	671,445	612,696	10%
Non-current Other Receivables	15,370	5,796	165%
Non-current Restricted Cash	1,483	1,183	25%
Other Non-current Assets	35,856	41,127	-13%
TOTAL ASSETS	**$831,499**	**$823,797**	**1%**
LIABILITIES			
Accounts Payable	35,202	24,054	46%
Accrued Interest	4,769	2,278	109%
Current Portion of Long-term Financial Debt	21,504	27,586	-22%
Other Current Liabilities	13,625	10,759	27%
Long-term Financial Debt	491,489	471,793	4%
Deferred Income Tax Liability	12,951	16,142	-20%
Non-current Other Payables	1,788	2,391	-25%
UPB Shareholder's Equity	244,297	263,463	-7%
Non-controlling interest in subsidiries	5,874	5,331	10%
TOTAL LIABILITIES	**$831,499**	**$823,797**	**1%**
Ratios as of :			
- Net Debts to Capital	61%	55%	
- Net Debts to EBITDA	8.95 x	6.46 x	
- Debts to EBITDA	9.58 x	8.18 x	

Debt Repayment Schedule

- Balanced yearly principal repayments in the medium term
- No refinancing in the short and medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
- All of our long term loans are conservatively structured with loan to value ratios that match current values

Yearly Capital Repayments as of December 31, 2011, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017



Principal Repayments (In $ millions)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
21.5
28.9
23.2
23.2
44.7
30.8
34.2
30.1
8.6
7.8
2012
2013
2014
2015
2016
2017
2018
2019
2020
2020+

ULTRAPETROL

Thank You

Q & A

Appendix

($000's)	Year ended Dec-11	Dec-10
Total cash flows provided by operating activities	14,757	18,894
Total cash flows (used in) investing activities	(97,863)	(54,139)
Total cash flows (used in) from financing activities	11,632	87,614
Net cash provided by operating activities from continuing operations	$ 14,772	$ 20,844
Net cash (used in) provided by operating activities from discontinued operations	$ (15)	$ (1,950)
Total cash flows from operating activities	$ 14,757	$ 18,894
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	7,748	(6,974)
Expenditure for dry docking	3,478	8,204
Income Taxes	(1,737)	6,363
Financial Expenses	35,426	25,925
Loss on disposal of assets	-	724
Net loss attributable to non-controlling interest	(570)	(451)
Gains on derivatives,net	(16)	10,474
Adjustment attributable to UP Offshore declassification	-	(21,997)
Other adjustments	(5,073)	(3,306)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	15	1,435
Financial Expenses	-	5
EBITDA as defined in the Notes due 2014 from continuing operations	$ 54,028	$ 39,806
EBITDA as defined in the Notes due 2014 from discontinued operations	$ -	$ (510)
Consolidated EBITDA as defined in the Notes due 2014	$ 54,028	$ 39,296
Plus		
Adjustment attributable to UP Offshore declassification	$ -	$ 21,997
Unrealized non-cash gain on FFAs		-
Adjusted Consolidated EBITDA	**$ 54,028**	**$ 61,293**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

($000's)	Fourth quarter ended December 31, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$6,201	$3,495	($2,371)	$7,325
Depreciation and amortization	4,883	2,586	2,508	9,977
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(357)	(90)	12	(435)
Net (loss) on derivatives	-	(1)	-	(1)
Other net	(175)	-	19	(156)
Segment Adjusted EBITDA	**$10,552**	**$5,990**	**$168**	**$16,710**
Items not included in Segment Adjusted EBITDA				
Financial income				24
Other financial expenses				(594)
Adjusted Consolidated EBITDA from continuing operations				$16,140
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$16,140**

Appendix (cont'd)

($000's)	Fourth quarter ended December 31, 2010			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($441)	$2,703	($2,321)	($59)
Depreciation and amortization	4,646	1,922	2,288	8,856
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(102)	(123)	2	(223)
Net gains on derivatives	-	-	204	204
Other net	(229)	(5.00)	35	(199)
Segment Adjusted EBITDA	**$3,874**	**$4,497**	**$208**	**$8,579**
Items not included in Segment Adjusted EBITDA				
Financial income				107
Other financial expenses				1,318
Adjusted Consolidated EBITDA from continuing operations				$10,004
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$10,004**

($000's)	Year ended December 31, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$13,138	$10,999	($4,753)	$19,384
Depreciation and amortization	20,139	9,436	9,569	39,144
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,042)	(570)	(31)	(1,643)
Net (loss) on derivatives	-	(16)	-	(16)
Other net	(791)	3	167	(621)
Unrealized non-cash gains on FFAs	-	-	-	-
Segment Adjusted EBITDA	**$31,444**	**$19,852**	**$4,952**	**$56,248**
Items not included in Segment Adjusted EBITDA				
Financial income				332
Other financial income				(2,552)
Adjusted Consolidated EBITDA from continuing operations				$54,028
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$54,028**

Appendix (cont'd)

($000's)	River	Year ended December 31, 2010 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$10,244	$10,611	($2,137)	$18,718
Depreciation and amortization	17,248	7,178	9,945	34,371
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(322)	(451)	(19)	(792)
Net gains on derivatives	-	-	10,474	10,474
Other net	(991)	(2)	118	(875)
Segment Adjusted EBITDA	**$26,179**	**$17,336**	**$18,381**	**$61,896**
Items not included in Segment Adjusted EBITDA				
Financial income				399
Other financial expenses				(492)
Adjusted Consolidated EBITDA from continuing operations				$61,803
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$61,293**